

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 28, 2008

Mr. Thomas Mills
Chief Executive Officer
AMP Productions, Ltd.
807-1050 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8

   Re: AMP Productions, Ltd.
     Form 10-KSB for the Year Ended March 31, 2008
     File No. 333-106291

Dear Mr. Mills:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

           Sincerely,

           David R. Humphrey
           Branch Chief